March 16, 2009
VIA EDGAR AND TELECOPY
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Integra Bank Corporation Prelim inary Proxy Statement on Schedule 14A Filed March 6, 2009 File No. 000-13585
Dear Sir or Madam:
The undersigned, on behalf of Integra Bank Corporation, acknowledges that:
•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ MARTIN M. ZORN
Martin M. Zorn
Executive Vice-President,
Chief Operating Officer and
Chief Financial Officer